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                        UNITED STATES
             SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C. 20549

                        SCHEDULE 13G
          Under the Securities Exchange Act of 1934
                (Amendment No. ___________)*

                   Wilson Brothers USA, Inc.

                      (Name of Issuer)

                        Common stock

               (Title of Class of Securities)

                        972091 10 2

                       (CUSIP Number)

                       December 6, 1999

   (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[  Rule 13d-
]  1(b)
[  Rule 13d-
x  1(c)
]
[  Rule 13d-
   1(d)
]
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP No. 972091 10 2

 1.  Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).
    Walter P. Carucci

    ................

 2.  Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)      ..........................................................
             ...........................................................
             ..........................
     (b)      ..........................................................
             ...........................................................
             ..........................

 3.  SEC Use Only
    .................................................................
    ..................................................................

 4.  Citizenship or Place of Organization: Walter P Carucci - US Citizen,


Number of
Shares
Beneficially
Owned by
Each
Reporting
Person With
             5.      Sole Voting Power
                     773,299 shares of Common Stock

             6.      Shared Voting Power 724,968 shares of Common Stock(1)

             7.      Sole Dispositive Power

                     773,299 shares of Common Stock

             8.      Shared Dispositive Power 724,968 shares of Common Stock(1)

 9.  Aggregate Amount Beneficially Owned by Each Reporting Person
    1,498,267 shares of Common Stock (1)

 10  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
    Instructions).................................

 11  Percent of Class Represented by Amount in Row (9)
    ....16.43% (based on 9,121,039 shares outstanding on a fully diluted basis as of December 6, 1999)

12 Type of Reporting Person (See Instructions)Walter P. Carucci(IN)

(1) Mr. Carucci is the general partner of Carucci Family Partners (the "Partnership") that owns the 724,968 shares of Common Stock and, as a consequence, is deemed to have shared voting dispositive power over the shares owned by the Partnership.
(2) Mr. Carucci disclaims beneficial ownership of the 724,968 shares owned by the Partnership.

1.  Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).
    Carucci Family Partners


 2.  Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)      .........................................................
             .........................................................
             ..........................
     (b)      .........................................................
             ..........................................................
             ..........................

 3.  SEC Use Only
    ..................................................................
    ..................................................................

 4.  Citizenship or Place of Organization: New York, USA


Number of
Shares
Beneficially
Owned by
Each
Reporting
Person With
             5.      Sole Voting Power


             6.      Shared Voting Power 724,968 shares of Common Stock(1)

7. Sole Dispositive Power

8. Shared Dispositive Power 724,968 shares of Common
	 Stock(1)

 9.  Aggregate Amount Beneficially Owned by Each Reporting Person
    724,968 shares of Common Stock (1)

 10  Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
    Instructions)

 11  Percent of Class Represented by Amount in Row (9)
     7.95% (based on 9,121,039 shares outstanding on a fully diluted basis as of December 6, 1999)

12 Type of Reporting Person (See Instructions)(PN)

(1) The Partnership owns the 724,968 shares of Common
 Stock. The general partner of the Partnership, Mr. Carucci, is deemed to share voting and dispositive power over the shares owned by the Partnership.
Mr. Carucci disclaims beneficial ownership of the 724,968 shares owned by the Partnership.


Item 1.
     (a) Name of Issuer:  Wilson Brothers USA, Inc.
     (b) 125 King Street, Suite 204, Charleston, SC 29401
Item 2.
     (a) Name of Person Filing:  Walter P. Carucci, Carucci Family
        Partners
     (b) Address of Principal Business Office:  Carr Securities
        Corp., One Penn Plaza, New York, NY 10119-0002
     (c) Citizenship: US
     (d) Title of Class of Securities: Common Stock
     (e) CUSIP Number: 972091 10 2

Item If this statement is filed pursuant to 240.13d-1(b) or
3.   240.13d-2(b) or (c), check whether the person filing is a:
     N/A

Item Ownership. Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
4.

Walter P. Carucci
     (a) Amount beneficially owned: 1,498,267(1).
     (b) Percent of class: 16.4% (based on 9,121,039 shares
outstanding on a fully diluted basis as of December 6, 1999
     (c) Number of shares as to which the person has:
         (i)  Sole power to vote or to direct the vote: Walter P.
             Carucci - 773,299 shares of Common Stock.
         (ii  Shared power to vote or to direct the vote:
724,968 shares of Common Stock(1).
        )
         (ii  Sole power to dispose or to direct the disposition
        i)   of:  773,299 shares of Common Stock.
         (iv  Shared power to dispose or to direct the disposition
        )    of: 724,968 shares of Common Stock(1).

Carucci Family Partners
     (a) Amount beneficially owned: 724,968(2).
     (b) Percent of class: 7.95% (based on 9,121,039
 shares outstanding on a fully diluted basis as of
December 6, 1999
     (c) Number of shares as to which the person has:
         (i)  Sole power to vote or to direct the vote: -0-.
         (ii  Shared power to vote or to direct the vote:
  724,968 shares of Common Stock(2).
        )
         (ii  Sole power to dispose or to direct the disposition
        i)   of:  -0-.
         (iv  Shared power to dispose or to direct the disposition
        )    of: 724,968 shares of Common Stock(2).


(1) Mr. Carucci is the general partner of Carucci
Family Partners (the "Partnership") that owns 724,968 shares of Common Stock and, as a consequence, is deemed to have shared voting and dispositive power over the shares owned by the Partnership.
Mr. Carucci disclaims beneficial ownership of
 the 724,968 shares owned by the Partnership.
(2) The Partnership owns the 724,968 shares of Common Stock. The general partner of the
 Partnership, Mr. Carucci, is deemed to shared the voting and dispositive power over the shares owned by the Partnership. Mr. Carucci disclaims beneficial ownership of the 724,968 shares owned by the Parntership.


Item Ownership of Five Percent or Less of a Class: N/A
5.

Item Ownership of More than Five Percent on Behalf of Another
6. Person:
Walter P. Carucci is the general partner of the Partnership which owns 7.95% of the outstanding shares of Common Stock of Wilson Brothers
USA, Inc.  The other partners, Mrs. Clara
Carucci and Mr. Mitchell Carucci, could
have the right to receive the proceeds
from the sale of the shares owned by the Partnership.

Item Identification and Classification of the Subsidiary Which
7. Acquired the Security Being Reported
on By the Parent
    Holding Company:  N/A

Item Identification and Classification of Members of the Group:
8. Exhibit 1 contains the following information
with regard to Mr. Carucci
 and each of the general partners of the Partnership.
  a.  Name	b. Residence or business address.

Item Notice of Dissolution of Group: N/A
9.

Item Certification
10.
              By signing below I certify that, to the best of
             my knowledge and belief, the securities
             referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                          SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         ___________January 18,
       2001_____________________
                  Date
____/s/ Walter P. Carucci______________
               Signature
           _________Walter P.
         Carucci_______________
               Name/Title


         ___________January 18,
       2001_____________________
                  Date
____/s/ Walter P. Carucci______________
               for the Carucci Family Partners